November 4, 2009
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-4631

Attention:	Mr. Rufus Decker, Accounting Branch Chief Ms. Nudrat Salik, Staff Accountant

Re:	Russ Berrie and Company, Inc. — now known as “Kid Brands, Inc.”
(the “Company”)
Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the period ended March 31, 2009 (“Form 10-Q”)
File No. 1-8681
Ladies and Gentlemen:
The following memorandum is in response to the Staff’s comment letter dated September 16, 2009. The responses set forth below are numbered to correspond with the numbered paragraphs in the Staff’s letter.
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response
Please be advised that where a comment requires additional disclosures to be made, we have included in our responses what the proposed revisions will look like. These revisions will be included in our future filings, as appropriate.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
Management’s Discussion and Analysis, page 22

2. We note your response to prior comment 2. You considered the impact of the factors which led to the goodwill impairment charge and determined that no write-downs (beyond existing reserves) were required. We remind you to consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we remind you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets such as your inventories, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments or write-downs. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, please consider providing additional disclosures regarding the risks and exposures related to your inventory, including whether certain product lines are more likely to be evaluated for potential write-downs. For example, it appears that there have been continued decreases in Kids Line and Sassy sales.
Response
Please be advised that we intend to further expand our disclosures in the section captioned “Continuing Operations” in Management’s Discussion and Analysis to include the following discussion pertaining to the recoverability of our inventory:
“Inventory, which consists of finished goods, is carried on our balance sheet at the lower of cost or market. Cost is determined using the weighted average cost method and includes all costs necessary to bring inventory to its existing condition and location. Market represents the lower of replacement cost or estimated net realizable value of such inventory. Inventory reserves are recorded for damaged, obsolete, excess and slow-moving inventory if management determines that the ultimate expected proceeds from the disposal of such inventory will be less than its carrying cost as described above. Management uses estimates to determine the necessity of recording these reserves based on periodic reviews of each product category based primarily on the following factors: length of time on hand, historical sales, sales projections (including expected sales prices), order bookings, anticipated demand, market trends, product obsolescence, the effect new products may have on the sale of existing products and other factors. Risks and exposures in making these estimates include changes in public and consumer preferences and demand for products, changes in customer buying patterns, competitor activities, our effectiveness in inventory management, as well as discontinuance of products or product lines. In addition, estimating sales prices, establishing markdown percentages and evaluating the condition of our inventories all require judgments and estimates, which may also impact the inventory valuation. However, we believe that, based on our prior experience of managing and evaluating the recoverability of our slow moving, excess, damaged and obsolete inventory in response to market conditions, including decreased sales in specific product lines, our established reserves are materially adequate. If actual market conditions and product sales were less favorable than we have projected, however, additional inventory reserves may be necessary in future periods.”

Please also be advised that the net decrease in our consolidated inventory reserve during 2008 was attributable to the exclusion from the reserve calculations of inventory from our discontinued operations. Inventory reserves associated with our continuing operations increased during 2008 as a result of the following. With respect to Sassy, as previously disclosed, Sassy’s sales were expected to decline substantially in 2009 as a result of the termination of the MAM Agreement, which accounted for approximately $22 million in sales in 2008. However, the MAM Agreement provided several mechanisms designed to mitigate the impact on our inventory associated with the termination of such agreement, and to ensure an orderly transition. Such mechanisms included a 270 -day wind-down period during which the parties, among other things, prepared an inventory plan for the final six months of the agreement designed to ensure proper levels of inventory while reducing overall inventory, and an agreement that MAM repurchase any inventory purchased by Sassy within such final six-month period at the price paid for such inventory and any older inventory at a discounted price. Accordingly, during fiscal year 2008 (and particularly during the fourth quarter thereof), Sassy recorded additional reserves with respect to inventory that was purchased prior to such six-month period, which Sassy anticipated would become subject to purchase at a discount to cost upon the termination of the agreement. The Kids Line inventory reserve, expressed as a percentage of total Kids Line inventory, was also increased during 2008, partially reflecting overall economic conditions and the resulting effect on Kids Line sales and inventory. However, such increase did not have a material impact on consolidated inventory reserves, as we were able to reduce previously forecasted Kids Line inventory purchases according to point-of-sale data and updated forecasts.
Critical Accounting Policies
Long-Lived Assets, page 39
3. We note your response to prior comments 3 and 4. In a similar manner to your response, please expand your disclosures to clarify that both definite-lived and indefinite-lived intangible assets were tested for impairment. Please also disclose the methods used to determine fair value in testing your indefinite-lived intangible assets for impairment, the significant estimates and assumptions used in your analysis, and any significant changes in these estimates and assumptions. Please disclose your basis for growth rates for Kids Line and Sassy given the continued decreases in sales. Please also provide a comprehensive discussion regarding your impairment testing of definite-lived intangible assets.
Response
Please be advised that, as requested, we will expand Note 5 to Consolidated Financial Statements pertaining to “Goodwill and Intangible Assets” to include the following disclosure (modified as appropriate for the relevant reporting period):
“All intangible assets, both definite-lived and indefinite-lived, were tested for impairment in the fourth quarter of 2008.”

With respect to the methods used to determine fair value in testing our indefinite-lived intangible assets (which consist solely of trade names) for impairment, as previously noted in our response to the Staff’s original Comment 4, we intend to include the following disclosure following the discussion of “Long-Lived Assets” on page 39 of the Form 10-K with respect to annual impairment testing of goodwill and other indefinite-lived assets under SFAS No. 142 (modified as appropriate for the relevant reporting period):
“Our trade names were tested for impairment as part of our annual impairment testing of goodwill and other indefinite-lived assets, which is performed in the fourth quarter of each year, using December 31st as the annual measurement date (unless specified triggering events warrant more frequent testing).
We tested the non-amortizing intangible trade names recorded on our consolidated balance sheet as of December 31, 2008, which consisted of: Kids Line®; Sassy®; LaJobi®; and CoCaLo®. In addition, we also tested for the impairment of our Applause® trade name, which is a definite-lived intangible asset, as a result of the Gift Sale. Testing for impairment of our indefinite-lived trade names is based on whether the fair value of such trade names exceeds their carrying value. We determined fair value by performing a projected discounted cash flow analysis based on the Relief-From-Royalty Method for all indefinite-lived trade names. With respect to Applause®, fair value was based on the terms of its license to the buyer of the Gift business. The difference between the fair value of the trade names and their carrying value resulted in an aggregate impairment charge of $3.7 million, which was related to CoCaLo® ($1.9 million), Sassy® ($1.7 million) and LaJobi® ($0.1 million). In addition, as a result of the Gift Sale, an impairment charge of $6.7 million was recorded in the fourth quarter of 2008 with respect to the Applause® trade name.”
We will also include the disclosure below (following the preceding paragraph) with respect to estimates and assumptions used in our analysis:
“In our analysis, we used a five-year projection period, which has been our prior practice, with single digit long-term growth rates, as well as royalty rates of 5%, 2%, 5% and 4% for Kids Line, Sassy, LaJobi and CoCaLo, respectively. For the 2008 testing, the royalty rate for Sassy was decreased from the rate used in 2007 due to lower gross profit margins reported and expected by Sassy and the previously-disclosed anticipated reduction in revenue and cash flows resulting from the termination of the MAM Agreement. At the time of the assessment of impairment (the fourth quarter of 2008), combined net revenues of Sassy and Kids Line had declined by approximately 1% from the prior year, and further softness in sales was anticipated during the remainder of 2009 with respect to Sassy, primarily as a result of the anticipated substantial decrease in net revenues due to the termination of the MAM Agreement, and with respect to Kids Line, primarily as a result of anticipated continued revenue softness reflecting worsening economic conditions. However, we applied conservative long-term growth rates thereafter for each of Sassy and Kids Line based on the following. With respect to Sassy, our assumptions were based on anticipated new product introductions, a re-branding initiative, new packaging for the product line, and the expiration at the end of 2009 of certain non-competition restrictions associated with the MAM Agreement. Although the long-term growth rate for Kids Line branded products in 2009 (as opposed to licensed products) was reduced from historical growth rates due to anticipated revenue reduction, we assumed growth in the four years thereafter reflecting planned new product introductions and expansion. With respect to the Applause® trade name, in connection with the Gift Sale, the buyer agreed to pay an annual royalty for the Applause® and Russ® trademarks and trade names of $1.15 million, as well as a $5 million purchase price for such intellectual property at the end of five years. Accordingly, the Company determined that the fair value of the allocated royalty stream of the Applause® and Russ® trade names, based on a present value analysis, was $913,000 for the Applause® trade names, resulting in the impairment charge recorded. The Russ® trade names do not have any value ascribed to them on our financial statements.”

With respect to definite-lived intangible assets, we will continue with the following disclosure:
“Our other intangible assets with definite lives (consisting of the Applause® trade name, customer lists and royalty agreements) continue to be amortized over their estimated useful lives and are tested if events or changes in circumstances indicate that an asset may be impaired. In testing for impairment, we compare the carrying value of such assets to the estimated undiscounted future cash flows anticipated from the use of the assets and their eventual disposition. When the estimated undiscounted future cash flows are less than their carrying amount, an impairment charge is recognized in an amount equal to the difference between the asset’s fair value and its carrying value. As discussed above, in connection with the annual impairment testing of intangible assets during the fourth quarter of 2008, we determined that, based upon current economic conditions, the Kids Line customer relationships would be amortized over a 20-year period rather than having an indefinite life. In connection therewith, we recorded $389,000 of amortization expense for the three months and year ended December 31, 2008. In addition, as discussed above, an impairment charge to our Applause® trade name was recorded in the fourth quarter of 2008 as a result of the Gift Sale. Other than the foregoing, we determined that the carrying value of our definite lived intangible assets was fully recoverable.
As many of the factors used in assessing fair value are outside the control of management, the assumptions and estimates used in such assessment may change in future periods, which could require that we record additional impairment charges to our assets. We will continue to monitor circumstances and events in future periods to determine whether additional asset impairment testing or recordation is warranted.”
Accrued Liabilities and Deferred Tax Valuation Allowances, page 39
4. We note your response to prior comment 5. You have determined that for the years 2009 through 2011 you would need to generate an aggregate of approximately $53 million in pre-tax income to realize the deferred tax assets that you have recorded. Please help us better understand how you determined that you will be able to generate $53 million in pre-tax income in 2009 through 2011 based on your recent historical results, including the pre-tax loss for the year ended December 31, 2008. You considered your cumulative earnings from continuing operations for the three years ended December 31, 2008 in considering whether it was more likely than not that you will realize your deferred tax assets. Please tell us which amount on your statements of operations you used to evaluate cumulative earnings, including what consideration you gave to including results from discontinued operations in your evaluation. Please also confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in any assessment of your tangible and intangible assets for impairment.

Response
We have determined that for the years 2009 through 2011, among other things, we would need to generate an aggregate of approximately $53.0 million in pre-tax income in order to conclude that it would be more likely than not that we will realize our deferred tax assets. In determining how to best assess our operations for future periods, as one of several factors in the analysis, we deemed it appropriate to look at the historical cumulative earnings over the past three years, disregarding certain non-recurring items in order to arrive at the most accurate picture of our business on a go-forward basis. In connection therewith, we analyzed several items which had a significant impact on our financial results in recent periods, which would not be applicable to future periods, and excluded them from our analysis. Such items included the Gift Sale, the termination of the MAM Agreement, and various non-cash impairment charges to goodwill and other intangible assets, the effects of which have previously been disclosed. With respect to the Gift Sale, in determining historical cumulative earnings, we did not include the results from discontinued operations in our evaluation because the Gift business had always been treated as a stand-alone segment, and the results from such business following its sale have no applicability to our ongoing operations.
Our historical reported net loss of ($111.5) million for fiscal 2008 contained: (a) a loss from discontinued operations, net of tax, of ($12.2) million; and (b) a loss from continuing operations of ($99.3) million, which included: (i) a non-cash impairment charge of $130.2 million for goodwill; and (ii) non-cash impairment charges of $6.7 million (related to the Applause® trade name) and $3.7 million (related to specified infant and juvenile trade names). As discussed above, we excluded the impact of discontinued operations for the assessment of operations in future periods. In addition, adjusting for the impairment charges, which were driven by the full impairment of all goodwill and the Applause® trade name, the loss from continuing operations before income tax provision of ($128.4) million (as reported), would have been income from continuing operations of $12.2 million.
For fiscal 2007, historical reported income from continuing operations before income tax provision was $13.2 million, which included a non-cash impairment charge of $10.0 million relating to the termination of the MAM agreement. Adjusting for this non-cash impairment charge, income from continuing operations before income tax provision would have been $23.2 million.
For fiscal 2006, reported income from continuing operations before income tax provision was $24.4 million.
In addition to our cumulative adjusted pre-tax income from continuing operations, which, as noted above, aggregated $59.8 million, we considered several other factors, including: (i) the fact that several of the issues that impacted our results for fiscal years 2006 through 2008, including the large impairment charges, were (and are) not anticipated to recur in future years; (ii) our acquisitions of LaJobi and CoCalo, both of which are profitable, were consummated in April 2008, and were therefore not reflected for a full year in the 2008 results (or at all in prior years); (iii) the earnings trends incorporated into our forecasting models; (iv) our historical ability to prepare reasonable forecasts and the relative stability in the industry of our continuing operations; and (v) the other factors described in our response to the Staff’s prior Comment 5. After consideration of all of these factors, we concluded that it was more likely than not that we would realize our deferred tax assets.

We confirm that we utilized the same projections and anticipated future trends for both the assessment of the realizability of our deferred tax assets and the assessment of our tangible and intangible assets for impairment; however, please be advised that the projection period for our impairment testing was five years with a growth residual (i.e., attributing a value beyond the projected periods), while the projection period for our tax asset assessment was three years. We used a three-year projection period as we were technically in a cumulative three-year loss position at the time of the assessment, which we believe is in accordance with SFAS 109. In addition, all available evidence, both positive and negative, was weighted and considered in determining the valuation allowance, including historical and projected information, the potential for increased volatility over a three year period given the uncertain state of the economy at that time, future reversals of existing taxable temporary differences, future taxable income exclusive of the reversal of temporary differences and carryforwards, and taxable income in prior carryback years.
FORM 10-K/A#1 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
Notes to the Financial Statements
Note 2 — Summary of Significant Accounting Policies
Cost of Sales, page 10
5. We note your response to prior comment 8. Please disclose the amount of outbound shipping and handling costs included in selling, general and administrative expenses for each period presented.
Response
Please be advised that we will expand our disclosure in our Form 10-K to include the outbound shipping and handling costs which are included in selling, general and administrative expense. This disclosure will be included in our Summary of Significant Accounting Policies, under the caption “Cost of Sales”. Such disclosure will be based on the following (modified for the appropriate reporting periods):
“Excluded from cost of sales are outbound shipping and handling costs, which costs are included in selling, general and administrative expenses. For the years ended December 31, 2008, 2007 and 2006, outbound shipping and handling costs amounted to $8.8 million, $6.1 million and $5.2 million, respectively.”
Note 4 — Sale of Gift Business and Discontinued Operations, page 19
6. We note your response to prior comment 10. Please clarify the following:
•	You state that under limited circumstances you are able to obtain a third seat on the board of directors. Please tell us the specific circumstances which would result in you obtaining a third seat. Please tell us your consideration of the likelihood of these circumstances occurring;

•	Neither your stock ownership nor your representation on the TRC board provides you with any veto rights or day-to-day managerial authority over the business of TRC that would normally be associated with having a controlling interest. Please also tell us whether any of these rights give you the ability to exercise significant influence. Please tell us the specific voting rights, veto rights, and other protective and participation rights held by you including any ability to participate in financial, operating, or governance decisions. This should include any involvement in the management of the investee in addition to your representation on the board of directors; and

•	In addition to the $19 million note you provided in connection with the sale of the Gift Business, please clarify whether you have provided any additional funding to TRC or whether there are any other potential commitments to provide funding.
Response
Please be advised of the following:
• In the event that the buyer of our Gift Business, TRC, at any time fails to pay any royalty required under the license agreement governing the Russ® and Applause® trade names (a “Royalty Default”), pursuant to the terms of such agreement, and during the continuance of any such Royalty Default, we will have the right to appoint an additional director to the TRC board. Upon the curing of any such Royalty Default, our right to elect such additional director ceases. In light of the fact that: (i) such right only attaches during the pendency of a Royalty Default (which is in the sole control of TRC); and (ii) such right would allow us to appoint three members of a seven-member board that requires a majority vote to authorize action (thereby still preventing any blocking or veto rights, as all of the remaining TRC members are appointed by Encore Investors II, Inc. (“EI II”), the 80.1% owner of TRC), we determined that even were such right to be triggered, it would not change our conclusion that we have no significant influence in financial, operational or governance decisions of TRC.
• Neither our stock ownership nor our membership on the TRC board provides us with any veto rights or day-to-day managerial authority over the business of TRC. Although our board representation gives us access to information and permits us to attend and participate in board deliberations, because under all circumstances EI II controls a majority of the board, our minority position does not allow us either to control or to exert significant influence over financial, operational or governance decisions, and we have no other relevant contractual rights pertaining to the foregoing. Our stockholders agreement with EI II, in addition to detailing our board representation, generally governs the issuance of dividends, transferability of TRC shares, anti-dilution rights, provisions regarding additional investors, informational and registration rights. Other than our representation on the TRC board, however, we are not involved in the management of TRC, and have no special voting rights, veto rights, protective or participation rights that pertain thereto.
• Other than the $19.0 million note, we have not provided and are not committed to provide funding to TRC. In connection with the sale of the Gift business, however, we did enter into a transition services agreement with TRC pursuant to which specified services and accommodations are provided between the parties for specified limited periods of time and consideration. With the exception of certain sub-lease arrangements for office and warehouse space, whose terms we believe are consistent with arms-length transactions, such consideration has not been and is not expected to be material.

7. We note your response to prior comment 11. Please provide us with the following information separately for the Kids Line and LaJobi customer relationships intangible assets:
•	In order to measure the expected useful life of the customer relationships, you analyzed the sales related to lost customers on an annual basis for the last four years. That analysis indicates that your attrition rate was less than 1% per year for each of the four years. Please provide us with this historical data as well as a summary of the attrition rate calculations to help us better understand how you arrived at the estimated useful lives of the customer relationships intangible assets. Please also tell us your basis for any significant estimates and assumptions used in the calculations;

•	You state that the majority of customers are identical across all three subsidiaries. Please quantify the extent to which Kids Line and LaJobi have the same customers; and

•	Your response indicates that there is customer attrition every year in each of the customer bases acquired. In light of this, it appears that you would attain greater benefit from an acquired customer base in earlier versus later periods after acquisition. Please tell us what consideration you gave as to when greater benefits would be realized from the acquired customer relationships intangible assets. For example, consideration of this factor could lead to a shorter period of amortization or lead to the use of an accelerated method of amortization per paragraph 12 of SFAS 142. We also remind you that sales in later periods may be more attributed to your ongoing sales efforts.
Response
• As an explanatory note to our response to this comment, please be advised that our sales to any particular customer typically fluctuate from year to year based on several factors, including, but not limited to, product design and fashion, the preferences of retailer buyers and consumers, retail sell-through and number of product transitions (i.e., the number of new product introductions made in a given year). Because sales fluctuate as described above, we view customer attrition to mean, in any given year, the loss of all sales to a customer to whom we sold product in the prior year. In determining customer attrition rates, we therefore analyze our total sales, by customer, for each year as compared to the immediately preceding year. If a customer that had ordered any amount of product in the preceding year fails to order any product in the current year, we consider that to be a lost customer. The aggregate sales generated by all such lost customers in the preceding year is then divided by the total sales in such year to determine the customer attrition rate.
With respect to LaJobi, we analyzed customer attrition rates as described above for each of the four most recently completed fiscal years (2004-2007) immediately preceding our April 2008 acquisition of LaJobi. The LaJobi attrition rate averaged approximately 1.2% over such four-year period and was less than 2% for each of such years. However, as noted in response to the Staff’s prior Comment 11, in light of the economic climate during mid-2008, as well as the fact that we did not believe that a 50-100 year useful life would be appropriate, we assumed a more conservative annual attrition rate of 5% per year, which equated to a 20-year expected useful life. As further support for a 20-year amortization period, we also considered the fact that LaJobi’s top 2 customers had accounted for over 60% of LaJobi’s total sales in each year, (and LaJobi therefore experienced no attrition with respect to those customers), that LaJobi has had long-standing relationships with each such customer (since 1995 and 1997, respectively, or almost since LaJobi’s inception in 1994), and there is no indication that either of such relationships will not continue for an extended period of time. Based upon the foregoing and the fact that LaJobi had experienced just over 1% attrition annually among all customers, we concluded that a 20 year useful life would be appropriate. Historically we have not experienced situations where we have had a significant decline in our customer base that has affected the attrition rate.

With respect to Kids Line, we analyzed customer attrition rates as described above in connection with our 2008 year-end impairment testing of intangible assets. The customer attrition rate for Kids Line was less than 1% for each of 2004 — 2007 and 1.4% for 2008, for an average of approximately 0.5% for the five-year period ended December 31, 2008. As is the case with LaJobi, Kids Line has also had long-standing (i.e., over 15 year) relationships with its two largest customers, which accounted for over 60% of Kids Line’s total sales during each of the relevant years, and has therefore experienced no attrition with respect to those customers. In addition, there is no indication that either of such relationships will not continue for an extended period of time. As with LaJobi, however, in light of the economic climate at the end of 2008, as well as the fact that we did not believe that a 50-100 year useful life would be appropriate, we assumed a more conservative annual attrition rate of 5% per year, which equated to a 20-year useful life.
• Please be advised that the top three customers for each of Kids Line and LaJobi, which have accounted for over 60% of the sales of each such subsidiary for each of the past four years, are identical.
• As noted above, a significant factor in our customer attrition analysis for Kids Line and LaJobi was the long-standing relationships enjoyed with each of their largest customers, sales to which accounted for a significant majority of sales of each subsidiary during each year of the relevant periods. However, also as noted above, sales to these (and other) customers can and do fluctuate from year to year depending upon numerous factors. Accordingly, sales at the major retailers for each of Kids Line and LaJobi have fluctuated over the years and do not move in a linear fashion. As a result, the pattern of sales cannot be reliably determined, and we concluded that a straight-line amortization period would be most appropriate, as prescribed in paragraph 12 of SFAS 142.
8. Given that paragraph 14 of SFAS 142 requires you to evaluate the remaining useful life of an intangible asset each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization, please tell us what considerations you gave as to whether any revisions need to be made in light of the current challenging retail environment you discuss in MD&A.
Response
As noted by the Staff, paragraph 14 of SFAS 142 requires an evaluation of the remaining useful life of an intangible asset for each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. In analyzing the events and circumstances that existed when we prepared our 2008 financial statements, we considered the challenging retail environment when assessing the remaining useful life of our definite-lived intangible assets. As discussed in our response to the Staff’s Comment 7 above, in order to determine the appropriate useful life of our customer lists intangible assets, we assumed a larger customer attrition rate than is warranted by our actual experience, to arrive at a more conservative, shorter amortization period than might otherwise apply. In addition, while the economic climate has been challenging to retailers, a substantial majority of our sales across our businesses continue to be made to a few large national or international retailers. Although these retailers may have experienced softness in their business in 2008, they remain our significant customers and, to our knowledge, remain financially viable and continue to retain significant market shares in our relevant markets. Accordingly, we have determined that the remaining useful lives of our customer relationship intangible assets remain appropriate, even in light of the challenging economic environment.

Note 13 — Weighted Average Common Shares, page 31
9. We note your response to prior comment 13. Please help us better understand how you determined it was appropriate to include unvested shares of restricted stock in the calculation of outstanding shares for purposes of calculating basic earnings per share pursuant to SFAS 128. In this regard, please tell us the nature of the restrictions placed on the shares while they are vesting and the typical periods over which these shares vest. Please also clarify why the shares contain vesting provisions if all rights of a shareholder are conveyed to the holder of restricted stock upon issuance.
Response
Please be advised that, to date, all grants of restricted stock have been service-based (and did not contain market or performance conditions), and typically vest ratably over a period ranging from three to five years. During the vesting period, the grantee may vote all shares of vested and unvested restricted stock and receive dividends thereon to the extent declared and paid (dividends are non-forfeitable for vested and unvested restricted stock); however, unvested shares are subject to forfeiture in the event that the employment of the grantee is terminated (unless the employment of the grantee is terminated as a result of such grantee’s death or disability, in which case all remaining unvested shares will vest unless the award agreement provides otherwise). In addition, unvested shares of restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed.
During the fourth quarter of 2008, approximately 169,000 shares of vested and unvested restricted stock (the majority of which was granted during December 2007) were included in the weighted average number of common shares outstanding used in our basic earnings per share calculations for the three and twelve months ended December 31, 2008. At the time, we concluded that all restricted shares should be included in our basic EPS calculations because the employee is the beneficial owner of such shares with the right to receive dividends and to vote the shares during the vesting period.
We recognize that, with respect to fiscal 2008, pursuant to SFAS 128, unvested restricted stock should not have been included in the calculation of basic EPS. We have recalculated basic EPS for all periods affected by this improper treatment, consisting of the three and twelve months ended December 31, 2008. No shares of restricted stock were included in the calculation of basic EPS during the first three quarters of 2008 (nor had any such shares vested during that period). Similarly, no shares of restricted stock were included in basic EPS calculations as of December 31, 2007. We have prepared a SAB 99 materiality analysis and determined that for the twelve months ended December 31, 2008, basic loss per common share was understated by $0.01. As a result, basic loss per common share for the full year should have been ($5.24) instead of ($5.23) as reported, which represents a variance of less than 0.2%. Basic loss per common share for the three months ended December 31, 2008 should have been ($5.14) instead of ($5.09) as reported, representing a $0.05 or approximately a 1% understatement. In accordance with SAB 99, we have concluded that the inclusion of unvested restricted shares in our basic EPS calculations for the three and twelve-month periods ended December 31, 2008 has had an immaterial effect on our interim and annual reported basic EPS calculations for 2008.

On January 1, 2009 we adopted the Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) on Emerging Issues Task Force (“EITF”) Issue 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ” (“FSP EITF 03-6-1”), which required us to determine whether there were participating securities, and if present, use the two-class method to calculate basic EPS. Since our grants of restricted shares participate in dividends that are non-forfeitable regardless of the vesting of the underlying restricted shares, we have determined that such shares are participating securities as defined in the EITF. However, we did not correctly apply EITF 03-6-1 for the first or second quarter of 2009, which resulted in immaterial errors (less than $0.01 per share variance, and therefore no effect on reported EPS) within our basic EPS calculations for the three months ended March 31, 2009, and three and six months ended June 30, 2009. As a result, we have concluded that the errors associated with the application of the EITF were immaterial, and had no impact on the calculations of basic EPS for all periods presented in 2009.
In future filings, beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2009, we will account for vested and non-vested restricted stock for all periods presented in accordance with SFAS 128 and EITF 03-6-1, including the retrospective disclosure requirements of the EITF. We will also include substantially the following expanded disclosure in the note to our financial statements on Form 10-K that discusses earnings per common share:
“Earnings per common share for the quarter and year ended December 31, 2008 have been revised in accordance with SFAS No. 128, “Earnings per Share”. The Company had incorrectly included non-vested restricted stock in its basic earnings per common share calculations for such periods. Such revisions were immaterial.”
Closing Comments:
We sincerely hope that our additional responses have addressed your comments on our 2008 Form 10-K and March 31, 2009 Form 10-Q. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.
Sincerely yours,
/s/ Guy A. Paglinco
Vice President and Chief Financial Officer